

08031539

| SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER

8-0262A91

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2007__ AND ENDING __December 31, 2007__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement System Distributors Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

150 East 42nd Street, 27th Floor
(No. and Street)

New York, NY 10017

(City)   (State)   (Zip Code)

PROCESSED

NOV 1 3 2008

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen P. Pollak   (212) 503-01 **THOMSON REUTERS**
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
(Name – if individual, state last, first, middle name)

100 Middle Street	Portland	ME	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Stephen P. Pollak_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Retirement System Distributors Inc._____ , as of __December 31, 2007_____ , 20_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Executive Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Retirement System Distributors Inc.

Financial Statements and Supplemental
Schedules Pursuant to
Rule 17a-5 of the Securities
Exchange Act of 1934

As of and for the year ended December 31, 2007

Retirement System Distributors Inc.

Financial Statements and
Supplemental Information

Year ended December 31, 2007

Contents

Facing Page and Oath or Affirmation


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
Retirement System Distributors Inc.

We have audited the accompanying statement of financial condition of Retirement System Distributors Inc. (the "Company") as of December 31, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Retirement System Distributors Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 25, 2008

1

Retirement System Distributors Inc.

Statement of Financial Condition

December 31, 2007

Assets:

Cash	$	132,954
Fees receivable		34,448
Prepaid expenses		25,802
Due from Parent		8,007
Security deposit		10,386
Total assets	$	211,597

Liabilities and shareholder's equity:

Accounts payable and accrued expenses	$	66,325
Total liabilities		66,325

Commitments and contingency (Notes 2, 3 and 5)

Shareholder's equity:

Common stock, $.01 par value; 100 shares authorized;	
100 shares issued and outstanding	1
Additional paid-in capital	7,499
Accumulated deficit	137,772
Total shareholder's equity	145,272

Total liabilities and shareholder's equity	$	211,597

The accompanying notes are an integral part of these financial statements.

2

Retirement System Distributors Inc.

Statement of Income

Year Ended December 31, 2007

Revenue:		
Distribution fees	$	298,426
BOLI group life insurance		463,364
Interest income		43,734
Total revenue		805,524
Expenses:		
Compensation and benefits		324,820
Professional fees		65,064
Regulatory fees		36,372
Facilities		14,119
Other		13,997
Total expenses		454,372
Income before income tax expense		351,152
Income tax expense		155,717
Net income	$	195,435

The accompanying notes are an integral part of these financial statements.

Retirement System Distributors Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2007

	Common Stock		Additional Paid-In Capital		Retained Earnings (Accumulated Deficit)		Total Shareholder's Equity	
	Shares	Amount						
Balance, December 31, 2006	100	$ 1	$	253,499	$	46,337	$	299,837
Capital withdrawal	-	-		(246,000)		(104,000)		(350,000)
Net income	-	-		-		195,435		195,435
Balance, December 31, 2007	100	$ 1	$	7,499	$	137,772	$	145,272

The accompanying notes are an integral part of these financial statements.

4

Retirement System Distributors Inc.

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities		
Net income	$	195,435
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in fees receivable		15,073
Increase in prepaid expenses		(1,656)
Increase in security deposit		(386)
Decrease in accounts payable and accrued expenses		(123,079)
Net cash provided by operating activities		85,387
Net cash provided by financing activities:		
Decrease in due to Parent		(58,931)
Capital withdrawal		(350,000)
Net cash used in financing activities		(408,931)
Net decrease in cash		(323,544)
Cash at beginning of year		456,498
Cash at end of year	$	132,954
Cash paid for income taxes	$	155,717

The accompanying notes are an integral part of these financial statements.

Retirement System Distributors Inc.

Notes to Financial Statements

December 31, 2007

1. Nature of Business and Summary of Significant Accounting Policies

Organization
Retirement System Distributors Inc. (the "Company"), a wholly owned subsidiary of Retirement System Group Inc. (the "Parent"), is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Municipal Securities Rulemaking Board.

Principal Business Activities
The Company is the principal distributor for RSI Retirement Trust (the "Trust"), a New York common law trust and a registered investment company. The Company also has sales distribution agreements with a number of U.S. based mutual funds in connection with the sale of retirement plans, several Section 529 qualified tuition programs, and bank owned life insurance ("BOLI") variable life insurance contracts.

In July 2006, pursuant to National Association of Securities Dealers, Inc. ("NASD") (now FINRA) Rule 1017, the Company was granted an application to expand its business operations. In August 2006, in accordance with NASD Rule 1014, the Company executed an amended Membership Agreement and was granted approval to commence certain new lines of business. Under the Agreement, the Company may act as a broker: retailing corporate equity securities, debt securities, U.S. government securities, and or networking with a bank, savings bank or association or credit union. The Company may also increase Associated Persons, as defined, and add nine new sales offices.

Financial Statement Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition
The Company's revenues are generally recognized on the accrual basis in the period services are performed. Revenues received in advance under service contracts are recognized on a straight-line basis over the term of the contract.

In connection with the distribution of the Sun Life Assurance Company of Canada (U.S.) Institutional and Large Case Private Placement Variable Universal Life Insurance BOLI Products, the Company

Retirement System Distributors Inc.

Notes to Financial Statements

December 31, 2007

receives initial and renewal commissions for sales to the Company's clients, subject to a return of certain commission payments received by the Company during the first three policy years in the event of one or more policy cancellations.

Fees Receivable and Allowance for Doubtful Accounts
The Company's fees receivable are recorded at amounts billed to customers. Uncollected amounts as of the date of the statement of financial condition, if any, are reported net of an allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivable, current economic conditions, historical losses and other information management obtain regarding the financial condition of the customer. Receivables are deemed past due when they are uncollected beyond their contractual term. Receivables are charged off when they are deemed uncollectible, which may arise when a customer files for bankruptcy or is otherwise deemed unable to pay the amounts owed to the Company.

Income Taxes
The Company is included in consolidated U.S. federal, state and local income tax returns with its Parent. The Parent allocates income taxes to its subsidiaries as if the subsidiary filed as a separate taxpayer. The Company has provided for federal, state and local income taxes for the year.

Cash
Cash consists of a highly liquid money market account. The carrying amount approximates fair value because of the short maturity of this instrument.

Major Customer
For the year ended December 31, 2007, one customer accounted for approximately 39% of the fees earned.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $66,629, which was $61,629 in excess of its required net capital of $5,000. The Company's net capital ratio was 1 to 1.

Retirement System Distributors Inc.

Notes to Financial Statements

December 31, 2007

3. Related Party Transactions

Under an Expense Allocation Agreement ("EAA") with the Parent, the Company is charged a share of the expenses paid by the Parent proportional to the benefits the Company derived from the services provided by shared employees, plus a commensurate share of the combined overhead of the Company, the Parent and the Parent's other subsidiaries.

Expenses allocated under the agreement of approximately $175,400 are included in compensation and benefits, professional fees, facilities and other expenses in the accompanying statement of income.

In addition, the Parent sometimes acts as payment agent for the Company, disbursing certain other expenses of the Company, which then reimburses the amounts paid by the Parent not later than the month following the payment. Such reimbursements for the year ended December 31, 2007 amounted to approximately $161,000.

The Parent also maintains a policy of funding, through capital contributions, the Company's losses, if any.

4. Income Taxes

The Company is included in the consolidated federal, state and local income tax returns filed by its Parent. Federal, state and local income taxes are calculated as if the Company filed on a separate return basis. There are no material deferred taxes. The current income tax expense, included in the accompanying statement of income, as determined in accordance with Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, is as follows:

Federal	$	97,491
State and local		58,226
	$	155,717

5. Contingency

The Company maintains a bank account in the New York City metropolitan area. The excess of deposit balances reported by the bank over amounts covered by federal insurance was approximately $33,000 at December 31, 2007.

Retirement System Distributors Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1

December 31, 2007

Computation of net capital

Total shareholder's equity	$	145,272
Less: Non-allowable assets		78,643
Tentative Minimum Net Capital		66,629
Less: Haircut on securities		-
Net Capital		66,629
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $66,325 or $5,000, whichever is greater		5,000
Excess net capital	$	61,629
Aggregate indebtedness	$	66,325
Ratio of aggregate indebtness to net capital		1 to 1

The computation of net capital above does not materially differ from that reported by the Company in Part II of the Focus Report on Form X-17A at December 31, 2007.

Retirement System Distributors Inc.

Schedule II

Statement Pursuant to Rule 15c3-3

December 31, 2007

For the year ended December 31, 2007, the brokerage transactions of the Company were limited to the sale and redemption of redeemable securities of RSI Retirement Trust and other registered investment companies or interests or participations in an insurance company variable life insurance separate account, and the Company is, therefore, exempt from Rule 15c3-3 (subparagraph (k)(1)).


INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder
Retirement System Distributors Inc.

In planning and performing our audit of the financial statements of Retirement System Distributors Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

11

To the Board of Directors and Shareholder
Retirement System Distributors Inc.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

To the Board of Directors and Shareholder
Retirement System Distributors Inc.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 25, 2008

13

END